Exhibit Index Appears
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02027581

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 001-15323

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank One Corporation Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK ONE CORPORATION
1 Bank One Plaza
Chicago, Illinois 60670

Item 4.

The audited financial statements as of December 31, 2001 and 2000 of the Bank One Corporation Savings and Investment Plan ("Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 5.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK ONE CORPORATION
SAVINGS AND INVESTMENT PLAN,

Date: April 9, 2002

By /s/ Donald A. Hoy
Donald A. Hoy
On behalf of the Retirement Committee,
BANK ONE CORPORATION

EXHIBIT INDEX

The audited financial statements as of December 31, 2001 and 2000 of the Bank One Corporation Savings and Investment Plan (the "Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 5.

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Exhibit A

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Bank One Corporation Savings and Investment Plan:

As independent public accountants, we hereby consent to the incorporation of our report dated February 25, 2002, included as part of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2001, into the previously-filed Form S-8 Registration Statement Nos. 333-60313 and 333-60336 of BANK ONE CORPORATION, and all amendments to such registration statements.

Washington, Pittman + McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
April 15, 2002

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

TOGETHER WITH AUDITOR'S REPORT

WPM

WASHINGTON, PITTMAN & McKEEVER, LLC
Certified Public Accountants and Management Consultants

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605
(312) 786-0330

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

DECEMBER 31, 2001 AND 2000

INDEX TO FINANCIAL STATEMENTS

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

INDEPENDENT AUDITOR'S REPORT

To The Retirement Committee
Bank One Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the **Bank One Corporation Savings and Investment Plan** (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
February 25, 2002

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2001	2000
ASSETS		
Investments, at fair value - (Notes 1, 2, 3 and 4):		
Bank One Corporation Common Stock	$ 1,214,426,924	$ 1,200,492,604
Other Common Stock	724,586	948,965
Shares of Registered Investment Companies	1,759,722,778	1,954,925,760
	2,974,874,288	3,156,367,329
Participants' Loans	111,964,703	112,890,174
Total Investments	3,086,838,991	3,269,257,503
Receivables:		
Employer Contributions Receivable	13,715,974	1,192,797
Employee Contributions Receivable	3,639,543	2,482,275
Loan Payment Receivable	918,062	-
Accrued Dividends	6,588,857	6,976,576
Accrued Interest	1,292	3,264
Due from Broker for Securities Sold	3,773,405	8,138,976
Total Receivables	28,637,133	18,793,888
Total Assets	3,115,476,124	3,288,051,391
LIABILITIES		
Due to Broker for Securities Purchased	121,271	336,910
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,115,354,853	$ 3,287,714,481

See accompanying notes to financial statements

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
ADDITIONS TO NET ASSETS		
Investment Income:		
Dividends on Bank One Corporation Common Stock	$ 26,640,137	$ 43,251,371
Income from Investments in Mutual Funds	52,432,462	203,935,083
Income from Participants' Loans	7,999,389	7,921,157
Total Investment Income	87,071,988	255,107,611
Net Realized (Loss) Gain on Investments	(37,786,078)	69,505,819
Net Unrealized Loss in Fair Value of Investments	(170,379,218)	(241,152,425)
Net Depreciation in Fair Value of Investments - (Note 3)	(208,165,296)	(171,646,606)
Contributions:		
Participants	166,645,382	174,985,895
Employer	90,078,926	117,114,744
Rollover Accounts	23,433,618	31,375,358
Total Contributions	280,157,926	323,475,997
Total Additions	159,064,618	406,937,002
DEDUCTIONS FROM NET ASSETS		
Distributions to Participants	315,773,190	397,673,529
Dividend Distributions	15,424,556	22,418,156
Total Distributions	331,197,746	420,091,685
Administrative Expense	226,500	185,549
Total Deductions	331,424,246	420,277,234
Net Decrease before transfers	(172,359,628)	(13,340,232)
Net Assets Transferred from Other Plans - (Note 5)	-	35,164,682
Net (Decrease) Increase after Transfers	(172,359,628)	21,824,450
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of Year	3,287,714,481	3,265,890,031
END OF YEAR	$3,115,354,853	$3,287,714,481

See accompanying notes to financial statements

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Bank One Corporation Savings and Investment Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan document for complete information.

General

The Plan was first established as a profit sharing plan. On October 2, 1998, First Chicago NBD Corporation ("FCNBD") was merged with Banc One Corporation and the name of the merged organization is Bank One Corporation (the "Corporation"). Effective December 31, 1999, the Corporation approved the mergers of the Banc One Security Savings Plan and the First USA Retirement Savings Plan with and into the Plan. As a result of the mergers, the Plan was amended and restated effective January 1, 2000, as a successor Plan, the name of which is the Bank One Corporation Savings and Investment Plan.

The purpose of the Plan is to encourage long-term savings by employees and to assist them in meeting major financial needs and supplementing retirement benefits. The Plan covers eligible employees of the Corporation and its designated subsidiaries, affiliates and related companies (each an "Employer").

The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the "Code") and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Retirement Committee of the Corporation (as the successor to the Retirement Committee of FCNBD) ("Committee"). Bank One Trust Company, N.A. is the Plan Trustee and Putnam Defined Contribution Plan Administration is the Recordkeeper. A description of the significant features of the Plan follows.

Eligibility

All U. S. based salaried (including commissioned) and hourly employees of an Employer who have completed six months of employment are eligible to participate in the Plan. In addition, employees who were eligible to participate in their prior plan were automatically eligible to participate in the Plan as of January 1, 2000. Participation in the Plan is voluntary. Employees are 100% vested in their contributions to their account balance upon entrance into the Plan. There were 89,913 and 90,085 total participants in the Plan at December 31, 2001 and 2000, respectively.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Contributions

Participants may enter into pay reduction arrangements under which the Employer will reduce a participant's eligible before-tax pay (Before-tax Contributions) by an amount elected by the participant and contribute the amount of such reductions to the Plan on behalf of the participant. Participants may elect to reduce their before-tax pay by any whole percentage up to a maximum of 15%, provided that the amount of a participant's Before-tax Contributions in a "Plan year" do not exceed the maximum amount determined under Section 402(g) of the Code.

The matching contribution rate is 100% on the first 3% of Before-tax Contributions and 50% on the next 2% of Before-tax Contributions. Effective January 1, 2001, all matching contributions made forward of this date are invested in Bank One Corporation common stock and are required to remain so invested until a participant reaches age 55. At age 55, a participant may elect to move the matching contribution into other investments offered within the Plan. Previously, matching contributions were not subject to this investment restriction. There are no matching contributions made on Before-tax Contribution in excess of 5% of the participant's eligible pay. Employees earning in excess of $250,000 annually are not eligible to receive Bank One matching funds. Matching contributions are subject to a three-year cliff vesting schedule.

An Employer can, from time to time, in its sole discretion, make additional contributions to the Plan for the benefit of certain eligible employees. Such contributions are referred to as "Employer Discretionary Contributions." The Employer is under no obligation to make Employer Discretionary Contributions for any Plan year. An Employer Discretionary Contribution for 2001 was made in the amount of $300 for active employees eligible to participate in the Plan, in Payband 4 or below and continuously employed for at least one full calendar year as of December 31, 2001. These contributions were invested in Bank One common stock, and are subject to a three-year vesting requirement. No Employer Discretionary Contributions were made for 2000.

Rollover Accounts

The Plan will accept qualifying rollover contributions made by participants in cash from the qualified retirement plans maintained by other employers or qualified traditional individual retirement accounts (IRAs).

Investment Funds

The Plan provides for several investment options, including the Corporation's common stock. Participants may choose any one or more of the following investment alternatives:

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

One Group Diversified Equity Fund
This fund invests mainly in common stocks of overlooked or undervalued companies that have the potential for earnings growth over time, targeting both value and growth-oriented companies. Seeks long-term capital growth and growth in income with current income as a secondary goal.

One Group Bond Fund
This fund invests mainly in investment grade bonds and debt securities. Seeks to maximize total return.

One Group Investor Growth and Income Fund
This fund invests in a diversified group of One Group mutual funds that invest primarily in equity securities. Seeks long term capital appreciation and growth of income.

One Group Prime Money Market Fund
This fund invests exclusively in high-quality short-term money market instruments including, corporate notes, commercial paper, funding agreements, certificates of deposit, bank obligations and deposit notes. Seeks current income with liquidity and stability of principal.

One Group Investor Conservative Growth Fund
This fund seeks income and capital appreciation by investing primarily in a diversified group of One Group mutual funds invested in fixed income and equity securities.

One Group Large Cap Growth Fund
This fund seeks long-term capital appreciation and growth of income by investing in equity securities of large, well-established companies.

One Group Mid Cap Growth Fund
The fund seeks growth of capital and, secondarily, current income by investing in securities of mid-cap companies that have the potential to produce above average earnings growth per share over a one-to-three year period.

One Group Equity Index Fund
This fund seeks investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor's 500 Composite Stock Price Index.

Putnam Asset Allocation – Growth Portfolio
This fund seeks capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Putnam International Growth Fund
This fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

Putnam Voyager Fund
This fund seeks capital appreciation by investing mainly in a combination of stocks of small companies expected to grow over time, as well as, stocks of larger, more established corporations.

Putnam Vista Fund
This fund seeks capital appreciation by investing mainly in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies; smaller, less well-known companies; and currently, mostly midsize firms.

Bank One Corporation Common Stock
This fund invests in common shares of the Corporation. Investment performance depends upon the performance of Corporation common stock. Shares may be purchased on the open market or from shares under the Plan which are available for sale.

Withdrawals

Participants may withdraw up to 100% of their after-tax contributions (if any) to the Plan, including earnings thereon. The Plan does not currently accept or allow participants to make after-tax contributions. Withdrawals during employment from Before-tax Contribution accounts (excluding earnings) or Employer Matching Contribution accounts (including earnings) may only be made upon written request and approval by the Committee. Withdrawals from before-tax and after-tax contributions must be at least $1,000.

Participants aged 59 ½ or above may withdraw up to 100% of their entire account in the Plan for any reason. If the participant has not attained age 59 ½, withdrawals may be approved by the Committee only if the participant can demonstrate to the satisfaction of the Committee that the withdrawal is necessary due to a "financial hardship" which cannot be financed by any other source. Determination of financial hardship will be made by the Committee in accordance with uniform and nondiscriminatory standards. Hardship withdrawals are only permitted after the withdrawal of the participants entire after-tax contribution account balance (if any).

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Distribution After Termination of Employment

Upon termination of a participant's employment with an Employer for any reason, the participant (or, in the event of the participant's death, the participant's beneficiary) will be entitled to a distribution of the total value of the participant's account. If the account value is $5,000 or less, a lump sum distribution may be made at the close of the calendar quarter following the quarter in which the Committee receives proper written notification of the participant's termination of employment. A participant whose account value exceeds $5,000 may elect to receive the account value in a lump sum or in installment payments. The $5,000 amount will be adjusted as permitted by the Code from time to time.

Participants who receive a distribution upon termination of employment may also rollover the distribution to a traditional IRA or another qualified retirement plan.

Participant Loans

Participants may request a loan from their accounts under the Plan in an amount not less than $1,000. The aggregate principal amount of all Plan loans outstanding to a participant may not exceed the lesser of $50,000 (reduced by the aggregate of principal payments made on any other Plan loans outstanding to the participant during the preceding twelve months) or 50% of the participant's eligible account balances in the Plan as of the valuation date preceding the date of the loan.

A Plan participant may have no more than two loans outstanding at any time. A general purpose loan may be made for a maximum of five years and a home purchase loan may be made for a maximum period of fifteen years. Home purchase loans must be evidenced by a promissory note signed by the participant and secured by one or more of the participant's eligible accounts under the Plan. The loan will bear interest at the rate of interest for a fixed rate 15-year mortgage announced by the Corporation (or one of its bank subsidiaries) from time to time.

Plan Termination

While the Corporation expects and intends to continue the Plan, it reserves the right to amend or terminate the Plan in any way at any time subject to its provisions and those set forth in ERISA. In the event of termination of the Plan, the rights of the employees in their account balances will become non-forfeitable.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Provisions of Employee Stock Ownership Plan

The Plan was amended effective July 1, 1996, to include the provisions of the Employee Stock Ownership Plan (ESOP). Under the ESOP provisions, dividends on Corporation common stock held in the Plan will be distributed to eligible participants whose accounts (or portions thereof) are invested in Corporation common stock. At the same time, an amount of regular earnings equal to the dividend payment will be deducted from their pay on a pre-tax basis and invested in the Plan according to their investment election. Participants may choose not to have the additional amount equal to the dividend deducted from their pay. In addition, the Plan administrator may exclude selected participants from the ESOP dividend pass through process.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on an accrual basis of accounting. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. A description of those accounting policies of particular significance follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Valuation of Investments

The Plan's investments are stated at fair market value. Stocks, notes and bonds are valued at their quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair market value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by a letter dated, January 4, 2000, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Administrative Expenses

Administrative expenses for record-keeping services as well as trustee services which include custodial, administrative and fiduciary services and professional fees, are absorbed by the Corporation.

Participant's Account

Each participant's account is credited with the participant's contribution, employer matching contribution and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Reclassification

Certain accounts in the 2000 financial statements have been reclassified for comparative purposes to conform to the presentation in the 2001 financial statements. These reclassifications have no effect on the net assets available for benefits at December 31, 2000.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 3 – INVESTMENTS

On November 1, 1997, the Plan entered into an agreement with Putnam Fiduciary Trust Company whereby the Plan assets are invested in mutual funds and Corporation common stock.

During 2001 and 2000, the Plan's investments, including investments bought or sold, as well as held during the year, depreciated in fair value by ($208,165,296) and ($171,646,606) respectively, as follows:

	2001	2000
Bank One Corporation Common Stock	$79,064,248	$ 156,174,799
One Group Diversified Equity Fund	(12,862,373)	(6,923,030)
One Group Bond Fund	1,905,505	5,128,689
One Group Investor Growth and Income Fund	(8,536,927)	(6,989,267)
One Group Conservative Growth Fund	(909,808)	(508,989)
One Group Equity Index Fund	(33,087,796)	(27,798,595)
One Group Large-Cap Growth Fund	(42,612,225)	(76,794,422)
One Group Mid-Cap Growth Fund	(13,760,281)	(14,245,039)
Putnam Asset Allocation Growth Fund	(20,028,465)	(50,079,342)
Putnam International Growth Fund	(30,744,167)	(29,012,261)
Putnam Voyager Fund	(45,089,025)	(53,124,479)
Putnam Vista Fund	(81,289,722)	(67,851,011)
PNC stock	(217,929)	376,605
Mercury Fund	635	(264)
Other	3,034	- -
NET DEPRECIATION IN FAIR VALUE	$(208,165,296)	$(171,646,606)

The fair value of the Plan's investments at December 31, 2001, which represent 5% or more of the Plan's net assets, are summarized as follows:

	Fair Value
Bank One Corporation Common Stock	$1,214,426,924
One Group Prime Money Market Fund	343,328,181
One Group Equity Index Fund	225,108,547
One Group Large Cap Growth Fund	164,093,043

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 4 – INVESTMENTS IN BANK ONE CORPORATION COMMON STOCK

The Plan holds as an investment, 31,098,271 and 32,760,881 shares of common stock of Bank One Corporation as of December 31, 2001 and 2000, respectively. During 2001, there were 5,674,901 shares sold, 1,277,863 shares distributed to participants and 5,290,154 shares purchased.

NOTE 5 – PLAN MERGERS

Effective March 31, 2000, the net assets of the following Plans were merged with and into the Plan:

Capital City Bank 401(k) Plan	$ 99,972
City Bank & Trust Company Employees 401(k) Profit Sharing Plan & Trust	225,659
Premier Bancorp Consolidated Retirement Savings Plan	1,467,359

Also, effective October 1, 2000, $33,371,692 representing the net assets of the Premier Bancorp, Inc. Savings Plus Plan was merged with and into the Plan.

SUPPLEMENTAL SCHEDULES

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

EMPLOYER IDENTIFICATION NO. (EIN): 31-0738296, PLAN NO. 333

Shares, Units or Par Value			Cost	Fair Value
		MARKETABLE SECURITIES		
		Common Stock		
31,098,271	*	Bank One Corporation	$ 935,868,516	$ 1,214,426,924
12,871		PNC Bank Corporation	224,921	723,324
139		Mercury Stock Fund	91,779	1,262
			$ 936,185,216	$ 1,215,151,510
		Registered Investment Companies		
343,328,181	*	One Group Prime Money Market Fund	343,328,181	343,328,181
7,943,299	*	One Group Diversified Equity Fund	109,834,456	97,543,708
12,705,298	*	One Group Bond Fund	131,908,917	136,454,896
8,549,183	*	One Group Investor Growth & Income Fund	112,222,764	98,999,538
2,701,247	*	One Group Conservative Growth Fund	29,606,438	28,417,117
8,588,651	*	One Group Equity Index Fund	277,083,844	225,108,547
10,512,046	*	One Group Large Cap Growth Fund	261,952,851	164,093,043
5,787,787	*	One Group Mid Cap Growth Fund	144,874,258	121,832,912
14,246,789	*	Putnam Asset Allocation Growth Fund	174,945,667	137,339,048
6,093,637	*	Putnam International Growth Fund	127,191,866	121,568,060
7,382,490	*	Putnam Voyager Fund	197,087,650	131,186,854
17,286,615	*	Putnam Vista Fund	231,413,632	153,850,874
		Total Registered Investment Companies	$ 2,141,450,524	$ 1,759,722,778
		Loan Fund		
		Participant Loans (6.25 -7.25%)	$ 111,964,703	$ 111,964,703
		TOTAL INVESTMENTS	$ 3,189,600,443	$ 3,086,838,991

* Represents party-in-interest to the Plan.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

EMPLOYER IDENTIFICATION NO. (EIN): 31-0738296, PLAN NO. 333

DESCRIPTION OF SECURITY	PURCHASES PRICE	PURCHASES # OF TRADES	SELLING PRICE	SELLING # OF TRADES	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE	NET GAIN OR (LOSS)
Single Transactions								
None								
Series of Transactions								
One Group Prime Money Market Fund	$ 225,874,061	954	$ 191,437,112	1,028	-	$ 417,311,173	$ 417,311,173	$ -
Bank One Stock	201,826,755	799	266,956,675	1,231	-	417,322,752	468,783,430	51,460,678